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                                                               Exhibit (a)(5)(B)


NEWS RELEASE

[ALLERGAN LETTERHEAD]


DRAFT - FOR IMMEDIATE RELEASE

                      ALLERGAN, INC. ANNOUNCES TENDER OFFER
                             FOR ANY AND ALL OF ITS
          LIQUID YIELD OPTION(TM) ZERO COUPON CONVERTIBLE SUBORDINATED
                                 NOTES DUE 2020

(IRVINE, Calif., November 18, 2002) -- Allergan, Inc. (NYSE: AGN), today announced that its board of directors has authorized the company to purchase for cash any and all of its outstanding zero coupon convertible subordinated notes due 2020 issued in November 2000, referred to as "Liquid Yield Option Notes". The tender offer will commence Monday, November 18, 2002, and will expire at 11:59 p.m. Eastern time on Monday, December 16, 2002, unless extended. Tendered notes may be withdrawn at any time prior to the expiration time.

Allergan is offering to purchase the notes for cash at a purchase price of $647.50 per $1,000 principal amount at maturity. Assuming that all of the outstanding notes are tendered in the tender offer, the aggregate amount of cash required for Allergan to purchase the tendered notes is estimated to be approximately $425.7 million. All notes purchased in the tender offer will be retired upon consummation of the tender offer.

The terms and conditions of the tender offer appear in Allergan's Offer to Purchase, dated November 18, 2002, and the related Letter of Transmittal. Copies of these and other related documents will be mailed to all holders of the Liquid Yield Option Notes. Subject to applicable law, Allergan may, in its sole discretion, waive any condition applicable to the tender offer and may extend or otherwise amend the tender offer. Completion of the tender offer is not conditioned on a minimum amount of Liquid Yield Option Notes being tendered. The consummation of the tender offer is subject to certain conditions described in the Offer to Purchase.
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Banc of America Securities LLC is acting as dealer manager for the tender offer;
D.F. King & Co., Inc. is the information agent; and The Bank of New York is the depositary. Copies of the Offer to Purchase, Letter of Transmittal and related documents may be obtained at no charge from the information agent at (888) 242-8157 or from the SEC's web site at www.sec.gov. Additional information concerning the terms of the tender offer, including all questions relating to the mechanics of the tender offer, may be obtained by contacting the information agent or Banc of America Securities LLC at (212) 933-2200 or (888) 583-8900 ext. 2200 (domestic toll free).

This news release is not an offer to purchase, nor a solicitation of an offer to sell securities with respect to any Liquid Yield Option Notes. The tender offer may only be made pursuant to the Offer to Purchase and the accompanying Letter of Transmittal.

The term "Liquid Yield Option" is a trademark of Merrill Lynch & Co., Inc.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of Allergan and its officers. While forward-looking statements reflect Allergan's good faith belief and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from expectations. In particular, Allergan's completion of the tender offer and the terms of the tender offer are subject to various risks, including prevailing conditions in the public capital markets. Allergan cannot assure you that the tender offer will be successfully completed. Additional information concerning these and other risk factors can be found in press releases issued by Allergan as well as Allergan's public periodic filings with the Securities and Exchange Commission, including the discussion under the heading "Certain Factors and Trends Affecting Business" in Allergan's 2001 Form 10-K for the year ended December 31, 2001 and Allergan's Form 10-Q for the quarter ended September 27, 2002. Copies of Allergan press releases, the full prescribing information for the products mentioned and additional information about Allergan are available on the World Wide Web at www.allergan.com, or you can contact the Allergan Investor Relations Department by calling
(714)-246-4636.
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ABOUT ALLERGAN, INC.

Allergan, Inc., with headquarters in Irvine, California, is a technology-driven, global health care company providing eye care and specialty pharmaceutical products worldwide. Allergan develops and commercializes products in the eye care, neuromodulator and skin care markets that deliver value to our customers, satisfy unmet medical needs, and improve patients' lives.


ALLERGAN CONTACTS:

Jim Hindman (714) 246-4636 (investors)
Suki Shattuck (714) 246-5621 (investors/media)
Christine Cassiano (714) 246-5134 (media)